EZGO Technologies Ltd.

Building A, Floor 5,

Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

October 27, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Geoff Kruczek

Re:	EZGO Technologies Ltd.
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted October 8, 2020
CIK No. 0001806904

Dear Mr. Kruczek:

EZGO Technologies Ltd. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 13, 2020, regarding the Amendment No. 4 to Draft Registration Statement on Form F-1 submitted to the Commission on October 8, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Confidential Draft Registration Statement on Form F-1 submitted October 8, 2020 Compensation of Directors and Executive Officers, page 88

1.	Please update the disclosure in this section to include your last-completed financial year.

In response to the Staff’s comment, we revised the disclosure on page 88 of the draft registration statement.

Financial Statements, page F-1

2.	We have reviewed your response to prior comment one. Please revise your disclosures on pages F-34 and F-56 to also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued as required by ASC 855-10-50-1 and as previously disclosed.

In response to the Staff’s comment, we revised the disclosure in Note 17 on page F-34 and Note 13 on page F-56.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer
EZGO Technologies Ltd.

cc:	Richard I. Anslow, Esq.